March 6, 2019

David Toro
General Counsel and Chief Compliance Officer
StreetShares, Inc.
1900 Campus Commons Drive
Suite 200
Reston, VA 20191

       Re: StreetShares, Inc.
           Offering Statement on Form 1-A
           File No. 024-10944
           Filed February 7, 2019

Dear Mr. Toro:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed February 7, 2019

Interest Rate, page 2

1. We note the statement on pages 2 and 6 that the terms of the Notes will be made available on the StreetShares platform and on the StreetShares website and other statements that purchases in this offering can be made on the website. Please advise the reason for making the terms of these Notes available on the lending platform and whether Note purchases can also be made on the platform.
StreetShares Platform, page 3

2. We note the disclosure of the auto-invest program in which investors can opt to automatically invest in new StreetShares Notes at maturity or automatically invest in additional StreetShares Notes on a monthly basis subject to parameters designated by the investor on the platform. Please provide your analysis of how this program complies with
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
March 6, 2019
March 6, 2019 Page 2
Page 2
FirstName LastName
         Section 5 of the Securities Act, including whether or not you intend to register the offer and sale of notes made in connection with the program, or remove this feature from your offering.

         If you retain the auto-invest program, please advise as to the reason for your disclosure that initial investments are made on the website while subsequent auto-invest investments are made on the platform. Please also further describe the material aspects of the auto-
         invest program in your offering circular, including when, where and how and investor will make the auto-invest decision, how the investor will communicate their parameters for interest rate, term and type of note and what occurs if the investor does not select to re-
         invest. Clarify the process, including timing and any notification procedures, for return of the note principal and any interest at maturity. We may have further comments.
3. In addition, for each period presented, please revise your disclosure to quantify the approximate percentage of investors that have elected to participate in your auto-invest program. To the extent changes or trends in your auto-invest program result in an impact on your loan origination volume and / or financial results, please provide appropriate discussion and analysis.
Strategic Partnerships, page 3

4. We note your disclosure that you attract borrowers and investors from outreach efforts, as well as through strategic partnerships, including membership organizations, corporate entities, banks, credit unions, and others who refer potential members. We also note your disclosure that you have an ongoing relationship with an institutional debt investor that lends to a wholly-owned subsidiary of StreetShares. Please revise to provide an enhanced discussion of each of the significant strategic partnerships in which you are involved, including material terms of any contracts or agreements.
5. As a related matter, please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.
About the Company
Products - (a) Lending Products, page 19

6. We note your disclosure that the term loan and Patriot Express Line of Credit products are fully amortizing and have flexible repayment options of 3 month, 6 month, 1 year, 18 month, 2 year and 3 year terms with business lending products ranging from $2,000 to
         $250,000 and interest rates starting in the upper single digits for most qualified borrowers. Please enhance your disclosure here, or in the MD&A, to quantify the range of interest rates charged and to include the weighted average amount, term and APR of loans facilitated for each period presented. In connection with this disclosure, please also provide appropriate discussion and analysis of any significant changes or trends.
7. We note your disclosure that if the applicant meets the established criteria, StreetShares
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
March 6, 2019
March 6, 2019 Page 3
Page 3
FirstName LastName
         funds a portion of the deal itself. We also note your disclosure on page 1 that Streetshares
         "usually" funds a portion of the deal itself. Please revise this disclosure to clarify whether you fund a portion of every deal. If you do not fund a portion of every deal, please also revise your disclosure here, or in the MD&A, to quantify, for each period presented, the amount or percentage of loan originations in which you have not participated and discuss the facts and circumstances that caused you not to participate.
8. Please revise your disclosure here, or in MD&A, to disclose the average yield (i.e., revenue / average balance of loans) by loan product for each period presented.
9. We note your disclosure of the multiple ways that StreetShares generates revenues.
         Please revise your disclosure to discuss how each of the different fees or income streams is determined and presented in the financial statements.
Products - (b) Contract Financing Products, page 19

10. Please revise to disclose when you began offering these products and provide the number of contract receivable arrangements you have entered into to date. Please also provide the aggregate dollar amount financed as well as the average amount per arrangement.
11. Please revise your disclosure to discuss the types of fees associated with these products, how the fee(s) are determined and presented in the financial statements.
Products - (c) Investing Products
StreetShares Notes, page 20

12. Please state the number and aggregate amount of StreetShares Notes that are currently outstanding. Include information about the interest rates and remaining terms on the outstanding notes, and describe the rate at which you have called, redeemed or prepaid any of your previously issued Notes.
Fees on StreetShares Notes, page 22

13. We note your disclosure that Note investors are not typically charged a servicing fee for their investments, but may be charged a transaction fee if their method of investment requires you to incur an expense. Please expand this disclosure to describe the situation(s)
         in which you may incur an expense and the type(s) of expenses that may be incurred.
         Also, revise to disclose how the transaction fee is determined and accounted for in the financial statements.
14. We also note the statement that "Note investors who withdraw their funds may be charged with a 1% transaction fee that is capped at the amount of interest accrued at the time of withdrawal." Please further explain the terms and circumstances of withdrawing funds from a Note investment.
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
March 6, 2019
March 6, 2019 Page 4
Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

15. Please revise your MD&A to provide quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics for each loan category (e.g., delinquency status, aging table, historical charge-offs, charge-off percentage, reserve ratio, etc.). Also provide a qualitative discussion to allow an investor to assess the underlying credit risk or trends in credit risk associated with your loans and how changes in credit risk are reflected in your allowance and provision for loan losses.
16. We your disclosure on pages 19 and 20 that lending products are collectively funded by the Company's direct lending account, institutional capital providers, accredited investors and retail investors. Please revise to disclose, in tabular format for each loan category, the amount and / or percentage of originations funded by each material investment channel.
         Also, to the extent changes or trends in originations by channel result in an impact on your origination volume and / or financial results, please provide appropriate discussion and analysis.
17. As a related matter, please revise to disclose the amount and / or percentage of contract financing products (i.e., factored receivables) funded by each of these investment channels.
Trends and Keys Affecting Our Performance, page 25

18. We note your disclosure that growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, increasing average loan size and new lending products. Please revise to discuss the key drivers behind the increase in average loan size and new lending products growth. In addition, please revise to include the following key operating metrics related to your borrowers:
           The number of new borrowers that borrowed money during each period presented;
           The total number of borrowers that borrowed money during each period presented;
           The average loan amount for each borrower and the total amount of loan facilitated on your platform for each period presented; and The percentage loan applications submitted by your borrowers that were approved
             during each period presented.
Management, page 28

19. Where it is not otherwise apparent from the stated terms of office, please revise to specifically disclose management's business experience over that past five years to include dates of employment. Refer to Item 10(c) of Form 1-A
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
March 6, 2019
March 6, 2019 Page 5
Page 5
FirstName LastName
Compensation of Directors and Executive Officers, page 31

20. Please expand the table to include the capacities in which the compensation was received by each listed person pursuant to Item 11 of Form 1-A.
21. Please revise to provide the aggregate annual compensation of your directors as a group for your last completed fiscal year. Refer to Item 11(b) of Form 1-A. Security Ownership of Management and Certain Security Holders, page 31

22. For clarity, please expand the table to provide separate columnar disclosure for each type of covered security owned. In addition, please revise to disclose security ownership as of the most recent practicable date. Please refer to Item 12(a) of Form
1-A.
Interests of Management and Others in Certain Transactions, page 32

23. Please clarify the nature of the "applicable qualified financing" into which the promissory notes are convertible.
Financial Statements
Note 2 - Summary of Significant Accounting Policies - Impaired and Charged-Off Loans, page
F-8

24. We note your disclosure that the Company considers a loan to be late when it has been over 7 days since last payment and that loans over 14 days since last payment are considered to be delinquent and impairments are applied. Please refer to ASC 310-10-50-
         6 and revise this disclosure to clarify the Company's policy for placing loans on nonaccrual status.
25. Please revise your disclosure here or in Note 3 to the Consolidated Financial Statements to
         provide the disclosures required by ASC 310-10-50-14A(b) and 15 for impaired loans, as applicable.
Part III. Exhibits, page I-1

26.      We note that Section 6(e) of your Form of StreetShares Note and
Section 10 of your Form
         of Note Investment Agreement include mandatory binding arbitration clauses. Please revise to clarify if such clauses include claims made under the U.S. federal securities laws.
27.      We note that Paragraph 11 of your Third Amended and Restated
Certificate of
         Incorporation provides that the Court of Chancery in the State of Delaware is the sole and exclusive forum. Please tell us whether this provision is intended to apply to claims made under the U.S. federal securities laws. We may have further comment based on your response.
 David Toro
StreetShares, Inc.
March 6, 2019
Page 6
General

28. We note several seeming inconsistent disclosures in your document. Please revise or advise regarding the references made to:
           Your company as "growth-stage" on page 9, "mid-stage" on page 21, and "early-stage start-up" on page 24;
           Revenue generation including fees from contract financing products on page 19, but omission of that source of revenue from the disclosure on page 17;
and
           How proceeds from this offering will be invested, including differing disclosures in the first and third paragraphs under "StreetShares Notes" on page
20.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameDavid Toro                                 Sincerely,
Comapany NameStreetShares, Inc.
                                                             Division of
Corporation Finance
March 6, 2019 Page 6                                         Office of
Financial Services
FirstName LastName